Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

Nokia / Alcatel-Lucent: Investor Q&A (General)

1.	What are the strategic merits of the transaction?

The combination of Nokia with Alcatel-Lucent is expected to create an end-to-end portfolio scope and scale player with leading global positions across software, products and services – combining complementary offerings, customers and geographic footprint.

Both companies believe that the combined group will be an innovation powerhouse with significant R&D resources and synergy potential. The combined group is expected to be a leader in next generation network technology and services and is well positioned to meet the increasingly complex needs of customers globally.

2.	Timing of deal: why now?

Both Nokia and Alcatel-Lucent have significantly improved their operational and financial performance. We believe that this transaction is the next logical step of our successful transformations and at the right time for both companies.

Together, both companies will be better equipped to meet the increasingly complex needs of customers globally given the following industry trends:

•	Global Telco consolidation and convergence

•	Expansion to quad-play offerings, delivering seamless experiences across multiple screens and applications

•	Timing of the 5G investment cycle

•	Transition to the Cloud

3.	Do you think the exchange offer is attractive for Alcatel-Lucent shareholders?

Both companies believe that this transaction will create a combined group which is significantly stronger than either of the companies on a standalone basis, with a strong balance sheet, significant cash flow generation potential and significant synergies.

As the offer is structured as a public share exchange offer, Alcatel-Lucent shareholders would receive 0.55 newly issued share (or American depositary share) of Nokia in exchange for each ordinary share (or each American depository share) of Alcatel-Lucent. Alcatel-Lucent shareholders will become shareholders of the combined group and will have an opportunity to participate in the future potential upside of the broader Nokia investment opportunity.

From a standalone perspective the transaction offers an attractive premium to the share price pre-announcement:

•	Fully diluted premium of 24% and a premium to the Alcatel-Lucent shareholders of 18% on the 1 month Volume Weighted Average Price (“VWAP”)

•	Fully diluted premium of 34% and a premium to the Alcatel-Lucent shareholders of 28% on the 3 month VWAP

•	Fully diluted premium of 55% and a premium to the Alcatel-Lucent shareholders of 48% on the 6 month VWAP

4.	What is the timing of main milestones for the exchange offer?

•	Alcatel-Lucent’s French Group Committee (Comité de Groupe France) issued its opinion on June 1, 2015 and indicated that it does not oppose the proposed combination with Nokia

•	It is expected that most of the remainder of 2015 will constitute a review period consisting of regulatory and merger control reviews, French stock market authority (Autorité des marchés financiers or “AMF”) review and other transaction approvals and reviews

•	Following the receipt of material regulatory approvals, Nokia intends to send out notices convening a Nokia EGM to approve the resolutions necessary to implement the transaction and to file the French exchange offer with the AMF

•	The timetable of the French exchange offer will be published by the AMF, following its clearance (décision de conformité) of the French exchange offer

•	In accordance with French rules and regulations, the initial offer period is expected to last 25 trading days

•	The Nokia EGM to approve the resolutions necessary to implement the transaction (and the exchange offer) is expected to take place after the launch of the offer and during the initial offering period

•	The results of the initial offer period are expected to be announced by the AMF within nine trading days of the closing of the French exchange offer

•	After the announcement of the results of the initial offer by AMF and provided the initial offer is successful, the offer will be reopened for a subsequent 10 trading days offering period

5.	Why did Nokia not pursue an acquisition of Alcatel-Lucent’s wireless assets instead of the entire company?

The combination with Alcatel-Lucent broadens Nokia’s product portfolio beyond wireless. The strategic logic of the combination – to create an end-to-end portfolio scope and scale player with leading global positions across next generation network technologies and services – goes far beyond the benefits of a wireless only acquisition.

In addition, a wireless-only transaction would have required a complex and lengthy carve-out process, involving greater execution and integration risks including disruption with key customers. Nokia and Alcatel-Lucent separately considered a number of alternative options, and both companies believe the acquisition of Alcatel-Lucent by Nokia is by far the most compelling and provides the greatest opportunity to create shareholder value.

6.	Why an all-share deal?

The share offer enables shareholders of both companies to benefit from the value creation and synergies of the combined entity.

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In addition, Nokia believes it is prudent to maintain a long-term investment grade credit rating target, which is important for customers. Obtaining an investment grade credit rating will provide the combined group with additional options to improve the longer-term efficiency of its capital structure.

Following the closing of the transaction, Nokia intends to evaluate the resumption of a capital structure optimization program for the combined group, and remains committed to having an efficient capital structure.

7.	How comfortable is Nokia with achieving the stated EUR 900 million of operating cost synergies and what is your integration track record?

Both companies have deeply experienced teams with a very good track record when it comes to execution of restructuring and integration plans.

In recent years, Nokia successfully drove the transformation of Nokia Networks’ operating model – improving its non-IFRS operating margin from 1.6% in 2011 to 12.2% in 2014. Alcatel-Lucent has also demonstrated excellent execution of its Shift Plan, having already achieved EUR 675 million out of its EUR 950 million cumulative net fixed cost reduction target as of the end of 2014.

Nokia is confident that the EUR 900 million annual operating cost synergies target in 2019 is achievable. A joint Nokia-Alcatel-Lucent transaction committee was set up, to ensure preparedness for effective execution as soon as the transaction closes.

8.	What gives both companies confidence that the integration will not be problematic?

Both Nokia and Alcatel-Lucent teams have highly relevant and recent experience in the integration process. In addition, both companies have already successfully gone through extensive restructurings which have significantly improved their operational and financial performance.

Nokia and Alcatel-Lucent are natural partners given our highly complementary assets and geographical exposures. From a product perspective, the main overlaps between Nokia and Alcatel-Lucent are in the respective wireless businesses. Both companies have appointed integration planning leaders to establish the structure and processes needed to drive plans for the combined group.

Importantly, Nokia and Alcatel-Lucent believe that they have a shared culture of innovation and a common vision for the future.

9.	What governance and integration considerations have been agreed?

Governance of the combined entity has been set clearly from the start with clearly defined leadership, which will facilitate the decision-making process and the monitoring of the integration. Key governance positions of the combined group include the following:

•	Chairman: Risto Siilasmaa

•	President and Chief Executive Officer: Rajeev Suri

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•	The combined group’s Board of Directors is planned to have nine or ten members, including three members to be identified jointly by the nomination committees of the board of Nokia and Alcatel-Lucent, one of whom would serve as Vice Chairman

•	The leadership team will be built on the strengths of both Nokia and Alcatel-Lucent

•	Both companies have appointed integration planning leaders to establish the structure and processes needed to drive plans for the combined group

10.	What regulatory approvals are needed to commence the exchange offer?

Pursuant to the Memorandum of Understanding dated April 15, 2015 between Nokia and Alcatel-Lucent the filing of the exchange offer is conditional on the receipt of approvals (or expiration of the relevant waiting periods) from antitrust or similar authorities in nine jurisdictions, including the U.S., the EU and China. In addition, the commencement of the exchange offer is subject to the authorization of the Ministry of Economy and Finance of the French Republic and the receipt of the required approval of the Committee on Foreign Investment in the United States.

11.	What are the conditions for closing of the transaction?

•	Filing of the exchange offer with the AMF is subject to customary conditions, including the receipt of key regulatory approvals in the relevant jurisdictions

•	Following launch of the public exchange offer, the completion of the exchange offer will be subject to the approval by Nokia’s shareholders of the resolutions necessary to issue Nokia shares in the public exchange offer, and to Nokia holding more than 50.00% of the share capital of Alcatel-Lucent on a fully diluted basis upon the closing of the public exchange offer

12.	Does Nokia expect to pay a special dividend e.g. if the currently ongoing strategic review of HERE results in its monetization before the deal closes?

Nokia currently intends to focus on achieving an investment grade rating while maintaining an efficient capital structure.

Nokia has in the past distributed excess cash to shareholders through a capital structure optimization program. After selling its Devices & Services business, Nokia announced a EUR 5 billion capital optimization program, which included a special dividend, a share buyback program, annual dividends, and debt reduction. However, any determination as to the proposal of future dividends will be made by Nokia’s Board of Directors and will depend on then existing conditions, and Nokia’s Board of Directors may decide against proposing a special dividend related to any potential strategic transaction involving HERE or otherwise. In addition, the strategic review of HERE is currently ongoing and Nokia has not made any decision with respect to monetization of HERE and may decide against any such transaction.

If Nokia distributes a special dividend or distribution to Nokia security holders or shareholders with a record date before the settlement of the exchange offer, then the exchange ratio would be adjusted.

Nokia’s ability to make special dividend payments is subject to certain restrictions under the terms of the Memorandum of Understanding and may require Alcatel-Lucent’s consent.

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13.	Does Alcatel-Lucent expect to pay a special dividend e.g. if Alcatel Submarine Networks (“ASN”) is sold before the deal closes?

Alcatel-Lucent has made it clear that it intends to accelerate the strategic repositioning of its submarine cable unit, ASN, as an independent company by disposing of its entire stake in the company. This disposal could take the form of a trade sale, an IPO or a spin-off.

Alcatel-Lucent’s ability to make dividend payments (other than a spin-off of ASN) is restricted by the terms of the Memorandum of Understanding and any such payment generally requires Nokia’s consent. Nokia has not consented to any dividend payments by Alcatel-Lucent.

14.	Is Nokia planning a listing in Paris?

Nokia shares are listed on Nasdaq Helsinki (ticker: NOK1V), and on the New York Stock Exchange in the form of American Depositary Receipts (ticker: NOK). In addition, Nokia will apply for a listing of Nokia’s shares on Euronext Paris in connection with the public exchange offer.

15.	Have the parties agreed termination fees?

The parties have agreed on certain termination fees customary in similar European transactions and payable to the other party under certain circumstances, including a change or withdrawal of the recommendation by the Board of Directors of either party or Nokia’s failure to obtain the necessary shareholder approval or certain antitrust regulatory approvals.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This Q&A contains forward-looking statements that reflect our current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “will,” “believe,” “expect”, “intend”, “estimate”, “could”, “may”, “plan” and similar expressions. These forward-looking statements include statements relating to: expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies and transaction timeline. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction; the performance of the global economy; the capacity for growth in internet and technology usage;

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the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent has filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This Q&A relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This Q&A is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel-Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-

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LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this Q&A must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).

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